Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9972
Convertible & Income Select Closed-End and ETF Portfolio, Series 8
(the “Trust”)
CIK No. 1898535 File No. 333-262383

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       If any of the ETFs or Closed-End Funds in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or Closed-End Funds.

Response:       The Trust does not anticipate holding ETFs or Closed-End Funds that are advised by the Sponsor’s affiliate, First Trust Advisors L.P. However, if the Trust’s final portfolio contains any ETFs or Closed-End Funds advised by the Sponsor’s affiliate, appropriate disclosure will be added to the Trust’s prospectus.

2.       Please remove the following disclosure from the prospectus: “In selecting Funds to be included in the portfolio, the Sponsor may not be able to include certain Funds that it previously would have considered due to the investment restrictions imposed by new Rule 12d1-4 under the 1940 Act.”

Response:       The prospectus will be revised in accordance with the Staff’s comment to remove the above-referenced disclosure.

3.       Please briefly describe the conditions that the Funds will have to meet in order to qualify for investment under 12d1-4.

Response:       The Trust respectfully declines to add any disclosure relating to the conditions required for investment under Rule 12d1-4 as the Trust does not believe that is required under the Rule or necessary for investor comprehension. The Trust notes that the portfolio is fixed over time and will not change throughout the life of the Trust based on the conditions under Rule 12d1-4.

4.       Please revise the “Portfolio Selection Process” section to include the investments currently listed under “Additional Portfolio Contents” as the Staff believes the disclosure described are characteristics of principal investments.

Response:       The purpose of the “Additional Portfolio Contents” section is to describe investments that, while not part of the Trust’s selection process, are investments that the Trust has exposure to. The section will be revised to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.”

Risk Factors

5.       Please revise the “Fluctuation of Net Asset Value Risk”, the “Liquidity Risk” and the “Authorized Participant Concentration Risk” to disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the underlying investments held by the ETFs.

Response:       The Trust will revise the “Fluctuation of Net Asset Value Risk, ” the “Liquidity Risk” and the “Authorized Participant Concentration Risk” in accordance with the Staff’s comment.

6.       If the Trust has exposure to any underlying Funds that invest in bonds that reference LIBOR, please add appropriate risk disclosure.

Response:       In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

Exhibit Index

7.       Please provide a hyperlink for Exhibit 1.6, “Underwriter Agreement,” unless the original exhibit was not required to be filed on Edgar due to hardship exemption.

Response:       The Trust notes that the units of the Trust are not underwritten by any party and therefore the Trust does not use an Underwriter Agreement. The Exhibit will be removed from the Exhibit Index.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon